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650-470-4603

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650-470-4570

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HAHMAD@SKADDEN.COM

January 18, 2005

Mr. Mark P. Shuman

Mr. Daniel Lee

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C. 20549

Re:	Openwave Systems Inc.

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

Filed December 17, 2004

File No. 333-109547

Dear Messrs. Shuman and Lee:

We are writing on behalf of our client, Openwave Systems Inc., a Delaware corporation (the “Company” or “Openwave”), in response to the letter of comments from the Staff of the Securities and Exchange Commission to Openwave dated January 7, 2005 (the “Comment Letter”) with respect to Openwave’s Registration Statement on Form S-3, File No. 333-109547 (the “Registration Statement”). Openwave is filing concurrently herewith via EDGAR Post-Effective Amendment No. 3 to the Registration Statement (the “Amendment”), marked to indicate changes from the Registration Statement as previously filed. The changes reflected in the Amendment include those made in response to the comments of the Staff set forth in the Comment Letter. A courtesy copy of the Amendment is enclosed.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, we have numbered each of the responses to correspond to the numbered paragraphs in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses. Capitalized terms used and not defined herein have the meanings ascribed to each such term in the Registration Statement.

Mr. Mark P. Shuman

Mr. Daniel Lee

U.S. Securities and Exchange Commission

January 18, 2005

Incorporation of Certain Documents by Reference

1.	You filed a Form 8-K on December 21, 2004 subsequent to your filing of this post-effective amendment. Please incorporate this Form 8-K by reference into your post-effective amendment. Please refer to Item 12 of Form S-3.

Response

The Company has revised page 5 of the Registration Statement.

Selling Securityholders

2.	We note that JP Morgan Securities Inc. is a selling securityholder. Please ensure that all selling securityholders that are registered broker-dealers have been disclosed as such. For a selling securityholder that is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable. It appears from footnote (8) suggests that the securities acquired by your disclosed broker-dealer securityholders were not acquired as transaction-based compensation for investment-banking services but in the ordinary course of business. As a result, such broker-dealer securityholders should be designated as underwriters.

Response

The Company has revised page 54 of the Registration Statement to identify JP Morgan Securities Inc. as a registered broker-dealer. The Company has ensured that the other selling securityholders that have informed the Company that they are registered broker-dealers have been identified as such in the Amendment. Additionally, the Company has revised the disclosure on page 59 of the Registration Statement to clarify that the selling securityholders identified as broker-dealers are deemed to be underwriters.

3.

Please ensure that all selling securityholders that are affiliates of a registered broker-dealer have been disclosed as such. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or

Mr. Mark P. Shuman

Mr. Daniel Lee

U.S. Securities and Exchange Commission

January 18, 2005

arrangements with any other persons, either directly or indirectly, to dispose of the securities. Based on your response, we may have further comments.

Response

The Company respectfully advises the Staff that affiliates of registered broker-dealers are so identified by footnote 9 to the Selling Securityholders Table which states that “Selling securityholder has identified itself as an affiliate of a broker-dealer.” The footnote further states that “Each such selling securityholder has informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business, and (2) at the time that the notes were purchased, the selling securityholder had no agreement or understandings, directly or indirectly, with any person to distribute the notes.”

4.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by selling securityholders that are legal entities. Please see interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. We note, for example, that such disclosure is missing with respect to Deutsche Bank Securities, ING VP Convertible Portfolio and Salomon Brothers Asset Management.

Response

The Company respectfully advises the Staff that Salomon Brothers Asset Management is no longer a securityholder and has been removed from the Selling Securityholder Table. Additionally, the Company has revised the disclosure on page 55 of the Registration Statement to disclose the individuals that exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by Deutsche Bank Securities and ING VP Convertible Portfolio.

Form 10-K for the year ended June 30, 2004

Form 10-Q for the quarter ended September 30, 2004

Item 9A.	Controls and Procedures and Item 4. Controls and Procedures, respectively

5.	You state that “there are always limitations on the effectiveness of any control system, no matter how well conceived and operated” and “a control system can provide only reasonable, not absolute, assurance that the objectives of the control system are being met.” In your response letter, tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief

Mr. Mark P. Shuman

Mr. Daniel Lee

U.S. Securities and Exchange Commission

January 18, 2005

executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Also, please note this comment in the preparation of future periodic reports. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

Response

The Company supplementally advises the Staff that the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and that the Company’s chief executive officer (the “CEO”) and chief financial officer (the “CFO”) concluded that as of the evaluation date, the Company’s disclosure controls and procedures were effective at that reasonable assurance level. The Company has noted this comment for the preparation of future periodic reports.

6.	We note your disclosure that your “CEO and current CFO have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting on a timely basis to information required to be disclosed by the Company in the reports filed or submitted under the Exchange Act.” Tell us whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-l5(e) of the Exchange Act. Please note this comment in the preparation of future periodic reports.

Response

The Company supplementally advises the Staff that the CEO and CFO concluded that as of the evaluation date, that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company filed or submitted under the Exchange Act was accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure. The Company has noted this comment for the preparation of future periodic reports.

Mr. Mark P. Shuman

Mr. Daniel Lee

U.S. Securities and Exchange Commission

January 18, 2005

If you have any questions with respect to the foregoing, please contact the undersigned at (650) 470-4603.

Very truly yours,

/s/ Hina Ahmad
Hina Ahmad

cc:	Douglas P. Solomon, Esq., Openwave Systems Inc.

Gregory C. Smith, Skadden, Arps, Slate, Meagher & Flom LLP